PM

18006156

SEC

Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2018

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W. 57th Street - 52nd Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Del Giudice (212) 218-4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC
(Name – *if individual, state last, first, middle name*)

425 West Capitol Avenue	Little Rock	AR	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Michael J. Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM SECURITIES LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

SHEELA KANGAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6318364
Qualified In Kings County
My Commission Expires January 26, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES, LLC

December 31, 2017

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm

MCM SECURITIES, LLC

December 31, 2017

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm

Table of Contents

FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Member
MCM Securities, LLC
Troy, New York

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of MCM Securities, LLC (the "Broker-Dealer") as of December 31, 2017, the related statements of income, changes in member's equity (deficit) and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Emphasis of Matter

On February 25, 2018, the Broker-Dealer agreed to a regulatory finding and accrued $25,000 as a settlement at December 31, 2017. This accrual and related expense resulted in the Broker-Dealer not being in compliance with its net capital requirement at December 31, 2017 through February 20, 2018. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as the Broker-Dealer's auditor since 2012.

Little Rock, Arkansas
February 28, 2018

MCM SECURITIES, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	66,146
Deposits receivable		1,712
Deposit on account		2,850
Prepaid expenses		3,900
Total assets	$	74,608
Liabilities and Member's Equity (Deficit)		
Liabilities		
Accounts payable	$	3,579
Accrued expenses		73,741
Total liabilities		77,320
Member's equity (deficit)		(2,712)
Total liabilities and member's equity (deficit)	$	74,608

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES, LLC

Statement of Income

For the Year Ended December 31, 2017

Revenues	
Commission income	$ 448,000
Operating expenses	
Salary and benefits	34,103
Professional fees	189,142
Broker/dealer expense	8,725
Office supplies and expenses	2,428
Occupancy expense	2,176
Licenses and permits	4,199
Miscellaneous	25
Insurance	1,280
Fines and Penalties	25,000
Total operating expenses	267,078
Net income	$ 180,922

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

Balance - January 1, 2017	$	32,190
Contributions from member		70,176
Distributions to member		(286,000)
Net income		180,922
Balance - December 31, 2017	$	(2,712)

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	180,922
Adjustments to reconcile net gain to net cash used by operating activities		
Changes in operating assets and liabilities		
Receivables		(2,092)
Prepaids and other assets		(1,535)
Payables and other liabilities		57,450
Net cash provided by operating activities		234,745
Cash flows from financing activities		
Contributions from member		70,176
Distributions to member		(286,000)
Net cash used by financing activities		(215,824)
Net increase in cash		18,921
Cash - beginning of year		47,225
Cash - end of year	$	66,146

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

MCM Securities, LLC (the "Company") was organized in September 1996 as a Delaware Limited Liability Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Millennium Credit Markets, LLC (the "Parent"). The Company shall continue in existence through December 2050, or until terminated by the member.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

2. **Summary of Significant Accounting Policies**

a. **Business activities** – The Company's business activities are limited to the following: selling interests in mortgages or other receivables, private placements of securities, real estate syndicator, providing financial advice to issuers of private placements and municipal securities broker.

b. **Revenue recognition** – Revenue is recorded in the accompanying financial statements at the time transactions and services are completed and income is reasonably determinable and probable.

c. **Cash** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2017, the Company did not hold investments considered to be cash equivalents.

d. **Income taxes** – The Company is included in the federal income tax returns filed by its sole member, the Parent. The Parent is not a tax paying entity and distributes its pro rata share of income, losses and tax credits to the Company as provided in the operating agreement.

The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon

2. **Summary of Significant Accounting Policies (cont.)**

settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statements.

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2017.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2013. The Company's federal and state tax returns are not currently under examination. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2017, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued at December 31, 2017.

e. **Related party transactions** – In the normal course of business, the Company is allocated certain expenses by the Parent. Substantially all prior and future revenues earned by the Company are from transactions controlled by a related party. Management believes these transactions have substantially the same terms as those with unrelated parties.

f. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

g. **Recent accounting pronouncements** – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in, "Revenue Recognition (Topic 605)," and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted. Management has reviewed the issued accounting pronouncements and has determined that the adoption of any applicable provisions will not have a significant impact on the Company's statement of financial position or financial statement disclosures.

2. **Summary of Significant Accounting Policies (cont.)**

g. **Recent accounting pronouncements (cont.)**

In January 2016, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities." ASU 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. ASU 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is not permitted. Management has reviewed the issued accounting pronouncements and has determined that the adoption of any applicable provisions will not have a significant impact on the Company's statement of financial position or financial statement disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases onto the balance sheet. The guidance is effective in the first quarter of fiscal 2019 and early adoption is permitted. Management has reviewed the issued accounting pronouncements and has determined that the adoption of any applicable provisions will not have a significant impact on the Company's statement of financial position or financial statement disclosures.

In March 2017, the FASB issued ASU No. 2017-07, "Compensation—Retirement Benefits (Topic 715)". ASU No. 2017-07 requires the presentation of the service cost component of net benefit cost to be in the same line item as other compensation costs arising from services rendered by the pertinent employees during the period. All other components of net benefit cost should be presented separately from the service cost component and outside of a subtotal of earnings from operations, or separately disclosed. The guidance is effective first quarter of fiscal year ending October 31, 2018. Management has reviewed the issued accounting pronouncements and has determined that the adoption of any applicable provisions will not have a significant impact on the Company's statement of financial position or financial statement disclosures.

3. **Related Party Transactions**

In accordance with an expense support agreement, as amended April 2015, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs that the Company derived direct or indirect benefit for which the Company would be responsible if another entity had not agreed to pay these expenses.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies and other expenses are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent (this amounted to $36,184 during 2017).

Substantially all prior and futures revenues earned by the Company are derived from transactions controlled by a related party. The related party, indirectly through a series of limited liability companies, owns a majority of the Parent.

4. **Commitments and Contingencies**

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, the plaintiffs claim substantial amounts. The costs to defend such matters have been included in professional fees in the accompanying statement of income.

Management intends to vigorously defend these matters and, after consultation with counsel, believes the resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the merits of the claims and the likelihood of a successful defense against the claims.

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or $5,000. SEC Rule 15c3-1 also restricts the payments of dividends in certain cases. At December 31, 2017, the Company initially had a net capital as defined, of approximately $13,827, which was approximately $7,827 in excess of its minimum required net capital of $5,000.

However, on February 25, 2018 the firm agreed to a FINRA finding and accrued $25,000 for the acceptance waiver and consent (AWC). The December 31, 2017 accrual caused a net deficit of approximately ($11,173) which is approximately ($16,329) in deficit of its minimum required net capital of $5,155. The Company's ratio of aggregate indebtedness to net deficit was (6.92 to 1.00) at

December 31, 2017. An equity infusion in the amount of $30,000 was received on February 20, 2018, capital in excess of minimum requirement was $9,864.

6. **Subsequent Events**

The Company evaluated all other events and transactions subsequent to its December 31, 2017 statement of financial condition date and determined there were no significant events to report through February 28, 2018, which is the date the Company issued its financial statements.

Computation of Net Capital Requirement Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Aggregate indebtedness	$	77,320
Minimum required net capital	$	5,155
Net capital		
Member's equity (deficit)	$	(2,712)
Deductions (nonallowable assets)		
Prepaid expenses and receivables		8,462
Total net capital (deficit)		(11,174)
Minimum required net capital		5,155
Net capital deficit	$	(16,329)
Ratio: aggregate indebtedness to net capital deficit		6.92 to 1.00

There are no material differences between this computation and the computation included in the unaudited amended FOCUS Part II as of December 31, 2017.

See report of independent registered public accounting firm.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation

For the Period from January 1, 2017 to December 31, 2017

Total revenue for the period from January 1, 2017 to December 31, 2017	$	448,000
SIPC net operating revenue	$	448,000
General assessment (at .0015)	$	672
Less prior overpayment applied		-
Assessment due (1)	$	672

(1) Assessment due and paid with SIPC 7T, January 25, 2018

See report of independent registered public accounting firm.

Report of Independent Registered Public
Accounting Firm on Applying Agreed-Upon Procedures

The Member
MCM Securities, LLC
Troy, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MCM Securities, LLC (the "Company") and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist the Company and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 28, 2018

Review Report of Independent Registered Public Accounting Firm

The Member
MCM Securities, LLC
Troy, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCM Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MCM Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) MCM Securities, LLC stated that MCM Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. MCM Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 28, 2018

Exemption Report

MCM Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

MCM Securities, LLC

I, Michael J. Del Giudice, swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.

By: Michael J. Del Giudice

Title: Senior Managing Director

February 28, 2018

FROST, PLLC
Certified Public Accountants

Communication of Independence

Michael J. Uccellini, Executor
Millenium Capital Markets, LLC
MCM Securities, LLC
Troy, New York

In accordance with Public Company Accounting Oversight Board ("PCAOB") *Ethics and Independence* Rules and Standards (Rule 3526, *Communication with Audit Committees Concerning Independence*), we are required to disclose to you, at least annually and in writing, all relationships between our firm and any affiliates and MCM Securities, LLC (the "Company") and its related entities or persons in financial reporting oversight roles at the Company that may reasonably be thought to bear on our independence, prior to continuing our engagement as your company's auditor.

We are not aware of relationships as of February 28, 2018 that are relevant to the potential audits of the financial statements for the year ending December 31, 2017 for the Company.

We confirm that we are independent of the Company within the meaning of Securities and Exchange Commission Rule 17a-5, as amended for non-issuer broker-dealers, the American Institute of Certified Public Accountant's Code of Professional Conduct Rules 101 and 102 (including interpretations and ruling thereunder) and the PCAOB *Ethics and Independence* Rules and Standards.

We are available to discuss with the Member the potential effects of such relationships and this service on our firm's independence at a date of your convenience.

This communication is intended solely for use by management and the Member, in consideration of our independence and appointment as your auditors and should not be used for any other purpose.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 28, 2018